APPENDIX A:
INVESTMENT RISKS

YOU MIGHT LOSE YOUR MONEY

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Canyon Club Brewery to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

LIMITED SERVICES

Canyon Club Brewery operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

LACK OF ACCOUNTING CONTROLS

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

COMPETITION

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Canyon Club Brewery competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Canyon Club Brewery's core business or the inability to compete successfully against the with other competitors could negatively affect Canyon Club Brewery's financial performance.

RELIANCE ON MANAGEMENT

As a securities holder, you will not be able to participate in Canyon Club Brewery's management or vote on and/or influence any managerial decisions regarding Canyon Club Brewery. Furthermore, if the founders or other key personnel of Canyon Club Brewery were to leave Canyon Club Brewery or become unable to work, Canyon Club Brewery (and your investment) could suffer substantially.

FINANCIAL FORECASTS RISKS

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Canyon Club Brewery and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Canyon Club Brewery is a newly established entity and therefore has no operating history from which forecasts could be projected with.

INABILITY TO SELL YOUR INVESTMENT

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

THE COMPANY MIGHT NEED MORE CAPITAL

Canyon Club Brewery might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Canyon Club Brewery is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

CHANGES IN ECONOMIC CONDITIONS COULD HURT CANYON CLUB BREWERY

Factors like global, national, state or regional economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in the costs and availability of labor and supplies, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Canyon Club Brewery's financial performance or ability to continue to operate. In the event Canyon Club Brewery ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

NO REGISTRATION UNDER SECURITIES LAWS

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Canyon Club Brewery nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

INCOMPLETE OFFERING INFORMATION

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

LACK OF ONGOING INFORMATION

Canyon Club Brewery will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Canyon Club Brewery is allowed to stop providing annual information in certain circumstances.

UNINSURED LOSSES

Although Canyon Club Brewery will carry some insurance, Canyon Club Brewery may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Canyon Club Brewery could incur an uninsured loss that could damage its business.

CHANGES IN LAWS

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Canyon Club Brewery's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

CONFLICT OF INTEREST WITH COMPANIES AND THEIR MANAGEMENT

In many ways, your interests and the interests of Canyon Club Brewery's management will coincide: you both want Canyon Club Brewery to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Canyon Club Brewery to act conservative to make sure they are best equipped to repay the Note obligations, while Canyon Club Brewery might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

FUTURE INVESTORS MIGHT HAVE SUPERIOR RIGHTS

If Canyon Club Brewery needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

THE COMPANY IS NOT SUBJECT TO THE CORPORATE GOVERNANCE REQUIREMENTS OF THE NATIONAL SECURITIES EXCHANGES

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Canyon Club Brewery or management), which is responsible for monitoring Canyon Club Brewery's compliance with the law. Canyon Club Brewery will not be required to implement these and other investor protections.

YOU HAVE A LIMITED UPSIDE

Notes include a maximum amount you can receive. You cannot receive more than that even if Canyon Club Brewery is significantly more successful than your initial expectations.

YOU DO HAVE A DOWNSIDE

Conversely, if Canyon Club Brewery fails to generate enough revenue, you could lose some or all of your money.

PAYMENTS AND RETURN ARE UNPREDICTABLE

Because your payments are based on the revenue of Canyon Club Brewery, and the revenue of Canyon Club Brewery can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

THE NOTES ARE UNSECURED AND UNINSURED

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

SUBORDINATION

The Notes shall be subordinated to all indebtedness of Canyon Club Brewery to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

LACK OF GUARANTY

The Notes are not personally guaranteed by any of the founders or any other person.

LIMITATION OF INDIVIDUAL RIGHTS IN EVENT OF DEFAULT

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 OR OTHER PANDEMIC IMPACT

The ongoing COVID-19 pandemic, as well as other potential future pandemics, may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 or other pandemic restrictions, the Company can not guarantee that it will resume operations in the future.

COSTS OF IMPROVING THE LOCATION

Canyon Club Brewery has leased a location in Danville and has commenced renovations and improvements that will be necessary to conduct operations. Commencement and completion of phases of construction will depend upon a number of factors, including successful fundraising, issuance of proper permits, availability of construction contractors, and cost of materials, among others. To the extent Canyon Club Brewery is unable to complete construction, or experiences significant delays or increases in expenses, investors may lose some or all of their investment.

LIQUOR LICENSE PURCHASE/AVAILABILITY

A type 23 small beer manufacturer license enables the production and sale of beer, as well as wine, for consumption on and off the Premises. Canyon Club Brewery is in the process of applying for such liquor license directly from the State of California Department of Alcoholic Beverage Control ("ABC"). The issuance of such license is subject to approval by the ABC. Canyon Club Brewery has no control over the timing of approval, once the license application has been submitted and the approval process could delay the opening of a particular restaurant location. Furthermore, if the license would ever be suspended or revoked, or additional restrictions would be imposed on it, any such eventuality would have a material adverse effect on the business and financial condition of Canyon Club Brewery. Moreover, there can be no assurance that Canyon Club Brewery will not become subject to new, more restrictive regulation or increased taxation by federal, state or local agencies, which may adversely affect the operations, revenues and potential profitability of Canyon Club Brewery.

TRADENAME

Canyon Club Brewery is a licensee and has obtained the right to use the trade name "The Canyon

Club" as it applies to Canyon Club Brewery operations and services (the "Tradename") through a licensing agreement with its manager, Beer Is Food, Inc. (the "Manager"). Canyon Club Brewery shall have a right to utilize such Tradename on a nonexclusive basis only for so long as Canyon Club Brewery remains a licensee of the Manager. Removal of the Manager or expulsion from Canyon Club Brewery may terminate Canyon Club Brewery's right to utilize the Tradename and may negatively impact the business of Canyon Club Brewery. In addition, the Tradename is licensed to Canyon Club Brewery only for the Danville location, and the Manager may, at its option, expand the brand associated with the Tradename through operations owned by one or more additional companies in which neither Canyon Club Brewery nor its investors may have an ownership interest. YOUR INVESTMENT IN CANYON CLUB BREWERY DOES NOT CONSTITUTE AN INVESTMENT IN OTHER VENTURES OF THE MANAGER OR ITS PRINCIPALS UTILIZING THE INTELLECTUAL PROPERTY OR THE SAME OR SIMILAR CONCEPTS, AND NO RIGHTS IN THE OWNERSHIP OF SUCH VENTURES, OR AN INTEREST IN THE PROFITS, LOSSES OR REVENUE STREAMS THEREFROM, IS OFFERED OR IMPLIED.